June 20, 2005
Mail Stop 0305

Via U.S. Mail

Robert Chui
Chief Financial Officer and Director
Physical Spa & Fitness Inc.
40/F. RBS Tower, Times Square
No.1 Matheson Street
Causeway Bay
Hong Kong

RE:	Physical Spa & Fitness Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 0-26573

Dear Mr. Chui:

We have reviewed your response to our prior comment letter dated
June
2, 2005. Based on our review of your response and your subsequent periodic filings, we have the following additional comments. Where indicated, we think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days.

Annual Report for the fiscal year ended December 31, 2004
Consolidated Statements of Cash Flows

1. We have reviewed your response to our prior comment number 6 but continue to believe that changes in collateralized bank deposits and amounts due from a stockholder should be classified as investing activities rather than financing activities. In this regard, we do not understand how advances made to a stockholder provide you with a source of working capital but instead appear to represent a type of investment. We similarly do not understand why changes in collateralized bank deposits, which appear to be an investment, represent a financing activity. Either revise future filings to present these cash flows as investing activities or explain in detail why you believe your current treatment is appropriate. Refer to the guidance outlined in paragraphs 15 through 20 of SFAS No.95.


Note 3. Summary of Significant Accounting Policies
g) Revenue Recognition

2. We have reviewed your response to our prior comment number 8 but are still unclear as to what period is being used for the recognition of non-refundable admission fee income. As requested in our prior comment, please tell us and clarify in future filings the period over which non-refundable admission fee income is recognized as revenue in the Company`s financial statements. As part of your response, please explain why you believe the period being used is appropriate. Also, tell us how and when any other deferred revenues reflected in your balance sheet are recognized as revenue in your financial statements.


* * * * *


You may contact Linda Cvrkel, Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Linda Cvrkel
								Branch Chief
Mr. Robert Chui
Physical Spa & Fitness
June 20, 2005
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